EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our auditors' report dated March 30, 2022 relating to the consolidated financial statements of Sphere 3D Corp. and its subsidiaries (the "Company") comprising the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, cash flows and shareholders' equity (deficit) for each of the years in the three-year period ended December 31, 2021 (which expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty) which report was included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission.

/s/ Smythe LLP

Chartered Professional Accountants

Vancouver, Canada

January 18, 2023